Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2015

Dated: November 12, 2015

Table of Contents

FORWARD-LOOKING STATEMENTS	3

CRITICAL ACCOUNTING ESTIMATES	5

NEW ACCOUNTING POLICIES ADOPTED IN THE PERIOD	7

COMPANY OVERVIEW	8

RECENT EVENTS	8

HISTORY AND KEY DEVELOPMENTS	10
LISTING ON THE TSX AND NASDAQ	10
2015 ACQUISITIONS AND RELATED FINANCINGS	10

SELECTED QUARTERLY FINANCIAL INFORMATION	12

RESULTS OF OPERATIONS	14

FINANCIAL POSITION	21

LIQUIDITY AND CAPITAL RESOURCES	23
CASH FLOWS	23

INDEBTEDNESS	25
TERM, BANK AND CREDIT FACILITIES	25
NOTES PAYABLE	26
NON-CONTINGENT PURCHASE CONSIDERATION	26

CONTRACTUAL OBLIGATIONS	26

RELATED PARTY TRANSACTIONS	26

PURCHASE CONSIDERATION PAYABLE	27

CONTINGENCIES	27

OFF BALANCE SHEET ARRANGEMENTS	28

NON IFRS FINANCIAL MEASURES	28
EBITDA	28
ADJUSTED EBITDA	28
ADJUSTED EPS	29

OUTSTANDING SHARE DATA	30

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	30
DISCLOSURE CONTROLS AND PROCEDURES	30
INTERNAL CONTROLS OVER FINANCIAL REPORTING	31
ASSESSMENT OF DC&P AND ICFR	31

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The following Management’s Discussion and Analysis (“MD&A”) was prepared as of November 12, 2015 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2015 (the “Financial Statements”) and the audited consolidated financial statements and related notes for the year ended December 31, 2014 of Concordia Healthcare Corp. (“Concordia” or the “Company”), which were prepared in accordance with International Financial Reporting Standards (“IFRS”). Amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking information. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Information Form dated March 19, 2015 available on SEDAR at www.sedar.com, Concordia’s Registration Statement on form 40-F and other documents filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Selected Quarterly Financial Information”, “Results of Operations” and “Non-IFRS Financial Measures”.

Forward-looking Statements

This MD&A may contain forward-looking information regarding Concordia and its business. This forward-looking information is not based on historical facts but rather on the expectations of Concordia’s management (“Management”) regarding the future growth of the Company, its results of operations, performance and business prospects and opportunities. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. This MD&A uses words such as “will”, “expects”, “anticipates”, “intends”, “estimates”, or similar expressions to identify forward-looking information. Such forward-looking information reflects the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties.

Forward-looking information included in this MD&A is based in part, on assumptions that may change, thus causing actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking information. Such assumptions, include, without limitation, that:

•	Concordia’s ability to maintain its and its affiliates’ distribution networks and distribute its products effectively despite significant geographical expansion;

•	Concordia will sustain or increase profitability, and will be able to fund its operations with existing capital, and/or it will be able to raise additional capital to fund future acquisitions;

•	Concordia will be able to attract and retain qualified staff, equipment and services in a timely and efficient manner;

•	Concordia will be able to acquire any necessary technology, products or businesses and effectively integrate such acquisitions including the integration of Amdipharm Mercury Limited (“AMCo”);

•	Concordia will be successful in developing and clinically testing products under development;

•	Concordia will be successful in obtaining all necessary approvals for commercialization of its products from the U.S. Food and Drug Administration, or other regulatory authorities;

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•	The results of continuing and future safety and efficacy studies by industry and government agencies relating to Concordia’s products;

•	Concordia’s products will not be adversely impacted by competitive products and pricing;

•	Raw materials and finished products necessary for Concordia’s products will continue to be available;

•	Concordia’s ability to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	Concordia will be able to continue to rely on third party contract manufacturers to manufacture the Company’s products on favorable terms;

•	Concordia will be able to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	Concordia’s products will be successfully licensed to third parties to market and distribute such products on favorable terms;

•	Concordia’s key strategic alliances, out licensing and partnering arrangements, now and in the future, will remain in place and in force;

•	The general regulatory environment will not change in a manner adverse to the business of Concordia, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	The tax treatment of Concordia and its subsidiaries will remain constant and the Company will not become subject to any material legal proceedings;

•	Concordia will be able to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	Future currency exchange and interest rates;

•	General economic, financial, market and political conditions impacting the industry in which the Company operates;

•	Timely receipt of any required regulatory approvals;

•	The ability of Concordia to conduct operations in a safe, efficient and effective manner; and

•	The ability of Concordia to successfully market its products and services;

•	Concordia’s ability to effectively integrate the AMCo business with its existing business and system of internal controls; and

•	Concordia’s ability to comply with political, legal and regulatory conditions in various countries.

Management cautions that the foregoing list of assumptions is not exhaustive. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information. Risks related to forward-looking information include those risks referenced in the Company’s filings with the Canadian Securities Regulators and the SEC, including risks described in the Company’s Annual Information Form dated March 19, 2015 under the heading “Risk Factors”. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking information in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking information. Further, any forward-looking information speaks only as of the date on which such forward-looking information is made and the Company undertakes no obligation to update any forward-looking information to reflect the occurrence of unanticipated events, except as required by law, including applicable securities laws. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information contained in this MD&A.

Trademarks

This MD&A includes trademarks which are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or

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TM symbol, but the inclusion or lack of inclusion of such symbols is not intended to indicate, in any way, that the Company or its affiliates or its licensors will not assert, to the fullest extent under applicable law, the respective rights or the rights of the applicable licensor to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.

Critical Accounting Estimates

In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.

Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; determining the fair value of share-based payments and the provision for income taxes and the ability to realize deferred tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

Chargebacks

The provision for chargebacks is an estimate used in the recognition of revenue. In the United States, Concordia sells its legacy products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when actual chargebacks differ from estimated provision amounts.

Returns

The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns by using historical experience and other factors, in order to determine Management’s best estimate of potential future returns. Concordia continually monitors provisions for returns and makes adjustments when actual product returns differ from established reserves.

Rebates

The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the wholesaler is known as the Wholesale Acquisition Cost

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(“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

Share-based compensation

IFRS 2 requires that each installment of options and restricted share units (“RSUs”) be treated as a separate grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation for options is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Share based compensation for RSUs is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on changes in management’s estimate of the number of RSUs that are expected to vest and changes in the market value of Concordia’s common shares. Concordia uses the Black-Scholes option pricing model to price its options and uses Black-Scholes and Monte Carlo option pricing models to price its RSUs in computing share based compensation, which requires certain assumptions on variables including, but not limited to, the stock price volatility rate for a publicly held corporation and estimates of future earnings Due to the absence of a company specific volatility rate given the limited trading history of the Company’s stock, Concordia uses comparable rates to other companies in the pharmaceutical industry. The selection of different option pricing models and different assumptions of volatility and future earnings could produce different values for share based compensation, which could impact results.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Income taxes

Concordia is subject to income taxes in different jurisdictions and therefore uses judgment to determine the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Provisions for uncertain tax positions are recorded based on Management’s estimate of the most likely outcome. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Acquisition-Related Contingent Purchase Consideration

Certain acquisitions completed by Concordia include contingent consideration that may be paid based on the occurrence of certain future events, such as sales performance and the achievement of certain future developments, regulatory and sales milestones.

Acquisition-related contingent consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.

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New Accounting Policies adopted in the period

The accounting policies adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except as described below:

For each RSU or deferred share unit (“DSU”) granted, the Company recognizes expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs or DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to reserve for share based compensation for equity-settled RSUs or DSUs and a corresponding credit to a liability for cash-settled RSUs or DSUs. Additional RSUs or DSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in Management’s estimate of the number of RSUs or DSUs that are expected to vest and, for cash-settled RSUs or DSUs, changes in the market value of Concordia’s common shares. The effect of these changes is recognized in the period of the change. Vested RSUs or DSUs are settled either in Concordia common shares, cash or a combination thereof, at the discretion of the Company.

Future Accounting Pronouncements

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015 and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Company are set out below. The Company does not plan to adopt these standards early.

IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has not assessed the full impact of IFRS 9 and cannot reasonably estimate its effect on the Company’s financial statements. The Company is in the process of considering its implications and the Company’s planned date of adoption.

IFRS 15, Revenue from contracts with customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company has not assessed the full impact of IFRS 15 and cannot reasonably estimate its effect on the Company’s financial statements. The Company is in the process of considering its implications and the Company’s planned date of adoption.

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Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2015 are not significant to the Company.

Company Overview

Concordia is an integrated healthcare company focusing on legacy pharmaceutical products and orphan drugs. In addition, the Company operates a Specialty Healthcare Distribution Division.

1.	The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue path, collectively referred to as legacy pharmaceutical products. Regardless of stage of the life cycle the targeted products have a well-established record of safety and efficacy and a history of stable, predictable prescription demand.

2.	The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing products or the acquisition of approved orphan drugs and further expansion within their identified markets and new indications.

3.	The Specialty Healthcare Distribution Division

The Speciality Healthcare Distribution (“SHD”) Division is a nation-wide provider of diabetes testing supplies and other healthcare products in the United States.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations, provide capital for future acquisitions and is also intended to fund the development of new indications for orphan drugs.

These three divisions are identified as reportable segments under IFRS for the purposes of disclosure in the Company’s consolidated financial statements.

Recent Events

The Amdipharm Mercury Limited Acquisition

On October 21, 2015 (the “Closing Date”), the Company, through a wholly owned subsidiary, completed the acquisition (the “AMCo Acquisition”) of 100% of the outstanding shares of AMCo from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

AMCo is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 100 countries. AMCo is focused on the acquisition and development of off-patent prescription medicines in selected therapeutic areas. AMCo’s medicines are manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships.

The AMCo Acquisition provides Concordia with a diversified portfolio of more than 190 off-patent molecules, as well as entry into new therapeutic areas such as endocrinology, ophthalmology and urology.

Concordia, through its wholly-owned subsidiary, acquired AMCo for cash consideration of approximately £800 million (with a value at closing of $1.24 billion), 8.49 million common shares of the Company (with a

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value at closing of $230.8 million) and daily interest of £272,801 that accrued from June 30, 2015 to October 21, 2015 (with a value at closing of $47.6 million). In addition the Company will pay to the Vendors a maximum cash earn-out of £144 million (with an estimated value at closing of $207.9 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015. If the Company acquires certain specified pharmaceutical products from a specified third party introduced to the Company by certain of the Vendors within 12 months of the date of the AMCo Acquisition, the Company will pay to the Vendors an additional $72 million.

As part of the purchase commitment the Company was required to repay on the Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of £581 million and €440 million plus accrued interest and related cross-currency swaps (with a value at closing of $1.4 billion). Concurrent with the closing of the AMCo Acquisition the Company also repaid, in full, the outstanding principal balance of its existing term facility of $573.6 million.

The cash portion of the purchase price for the AMCo Acquisition in the amount of $1.28 billion plus the funds required to repay AMCo’s existing debt in the amount of $1.4 billion and to repay the Company’s existing term facility was funded by a combination of cash on hand and debt and equity financings. In that respect the Company: (i) completed an equity offering whereby it issued 8,000,000 common shares of the Company at a price of US$65.00 per share for gross proceeds to Concordia of $520 million (the “AMCo Offering”); (ii) entered into a credit agreement (the “Credit Facility”) with a syndicate of lenders for senior secured term loans of $1.1 billion and £500 million; (iii) entered into two bridge loans for an aggregate amount of $180 million; and (iv) issued senior notes in the principal amount of $790 million. The AMCo Offering was completed pursuant to an underwriting agreement with a syndicate of underwriters (the “Equity Underwriters”). The AMCo Offering closed on September 30, 2015.

Concordia entered into the Credit Facility on October 21, 2015 pursuant to which a syndicate of lenders made secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan” and together with the USD Term Loan, the “Term Loans”) and made available to Concordia a secured revolving loan in the aggregate outstanding principal amount of up to $200 million. All obligations of the Company under the Credit Facility are or will be, as applicable, guaranteed by all material subsidiaries of the Company and secured by first priority security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require fixed payments over the term to maturity as well as mandatory repayments based on excess cash flow generated by the Company, calculated annually. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%.

In addition, on the Closing Date, a syndicate of lenders provided the Company with: (i) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $135 million (the “Extended Bridge Loans”); and (ii) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are or will be, as applicable, guaranteed by all material subsidiaries of the Corporation. The Extended Bridge Loans will carry a maturity of seven years and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not paid off by the Company in two years then the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans carry a maturity of two years and an interest rate of 9.5%.

On the Closing Date the Company also issued $790 million in aggregate principal amount of 9.5% senior notes due 2022 (the “October 2015 Notes”). The October 2015 Notes bear interest at a rate of 9.5%, which will be paid on June 15 and December 15 of each year, beginning on June 15, 2016 and will mature on October 21, 2022. Prior to December 15, 2018 the Company may redeem up to 35% of the October 2015 Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to December 15, 2018, the Company may also redeem the October 2015 Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of

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redemption. On and after December 15, 2018, the Company may redeem the October 2015 Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Company may be required to repurchase some or all of the October 2015 Notes. The October 2015 Notes are, or will be, as applicable, guaranteed, jointly and severally, on a senior unsecured basis by certain existing and future direct and indirect subsidiaries of the Company (the “Guarantors”). The October 2015 Notes and the guarantees rank senior in right of payment to all of Concordia’s subordinated indebtedness, as well as the subordinated indebtedness of the Guarantors, and equal in right of payment with all of Concordia’s and the Guarantors’ existing and future senior indebtedness, including indebtedness under the Term Loans. The October 2015 Notes effectively are subordinated to all of Concordia’s existing and future secured indebtedness, as well as the secured indebtedness of the Guarantors, to the extent of the value of the assets securing such indebtedness. The October 2015 Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of Concordia’s subsidiaries that do not guarantee the October 2015 Notes.

History and Key Developments

Listing on the TSX and NASDAQ

Concordia’s common shares were listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CXR” on December 24, 2013. Concordia’s common shares were also listed for trading on the NASDAQ Global Select Market® (“NASDAQ”) under the symbol “CXRX” on June 29, 2015.

2015 Acquisitions and Related Financings

The Covis Acquisition

On April 21, 2015, the Company completed the acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”). The drug portfolio acquired from Covis (the “Portfolio”) consisted of 12 branded products and 5 authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement. The Portfolio included branded pharmaceuticals, injectables and authorized generics that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, the Company sold three of the injectable products acquired from Covis, Fortaz®, Zantac® and Zinacef® for $10 million and $1 million for purchased inventory.

The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Portfolio. The Company paid for the acquisition through a mix of term loans, bonds and equity as further described below.

The Covis Bank Facilities

Concurrent with the closing of the Covis Acquisition, the Company entered into a credit agreement (“RBC Credit Agreement”) dated April 21, 2015, by and among the Company, certain of the Company’s subsidiaries, the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain lenders party thereto (collectively, the “Lenders”). Pursuant to the terms of the RBC Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “RBC Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “RBC Term Facility”) in an aggregate principal amount of $575 million (together, the “RBC Bank Facilities”). The RBC Bank Facilities were secured by the assets of the Company and the assets of the Company’s material subsidiaries. The Company did not draw on the RBC Revolving Facility. As described under Recent Events, the RBC Term Facility was repaid concurrent with the closing of the AMCo Acquisition and the related financings and all security interests in the assets of the Company and the assets of the Company’s material subsidiaries were discharged and released.

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The funds made available to the Company under the RBC Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Company’s existing outstanding debt at the time issued pursuant to the terms and provisions of an amended and restated credit facility with GE Capital Canada Finance Inc. (the “Amended and Restated GE Credit Facility”).

Senior Notes due 2023

In connection with the Covis Acquisition, Concordia also closed a private offering of $735 million of its 7.00% Senior Notes due 2023 (the “Senior Notes”). The Senior Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

The net proceeds of the offering of the Senior Notes were used to partially fund (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition.

The Covis Equity Offering

On April 8, 2015, Concordia closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Covis Subscription Receipts”) of the Company, which included the exercise by the Underwriters (as defined below) of an over-allotment option of 15%, for aggregate gross proceeds to Concordia of CAD $368,001,380 (the “Covis Offering”).

The Covis Offering was completed at a price per Covis Subscription Receipt of CAD $85.00 by a syndicate of underwriters led by RBC Capital Markets, as sole bookrunner and co-lead manager, and including GMP Securities L.P., as co-lead manager, and TD Securities Inc. (collectively, the “Underwriters”). Upon closing of the Covis Offering, the Underwriters received payment for their expenses and 50% of their commission under the Covis Offering.

Upon closing of the Covis Acquisition each holder of Covis Subscription Receipts automatically received, without payment of additional consideration or further action, one Concordia common share in exchange for each Covis Subscription Receipt held.

The net proceeds of the Covis Offering were used to partially fund: (1) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition. Sufficient funds to pay a dividend equivalent amount equal to $0.075 per Covis Subscription Receipt (less applicable withholding taxes, if any), as a result of the dividends declared on each common share by Concordia with a record date of April 15, 2015, were held in escrow and released from escrow and paid concurrent with the payment of the Company’s dividend to all holders of common shares on April 30, 2015. The funds in excess of the amount required to satisfy the dividend equivalent amount were remitted to the Company.

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Selected Quarterly Financial Information

The following table sets forth selected unaudited financial information for Concordia as at and for the three month period ended September 30, 2015 and for the previous seven quarters:

	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013

Revenue	94,913	77,514	36,435	42,896	36,432	26,053	16,810	16,684
Gross profit	86,347	70,709	32,090	37,811	31,936	21,499	12,956	12,628
Operating income	35,703	29,817	12,266	13,536	13,709	1,168	3,792	292
Net income (Loss)	(4,392)	(555)	5,668	3,718	10,535	(827)	(1,836)	(7,083)

Cash	675,134	140,207	35,363	42,770	30,945	32,708	77,973	42,899
Total assets	2,460,116	1,938,452	582,927	592,700	587,323	490,135	194,146	170,765
Total liabilities	1,430,919	1,378,661	321,232	335,150	332,314	246,010	76,045	109,243

EBITDA (1)	44,801	37,158	20,069	23,007	14,272	1,651	3,546	(4,320)
Adjusted EBITDA (1)	71,720	55,482	19,580	25,406	20,259	12,441	5,903	6,818

Earnings (Loss) per share
Basic	$(0.13)	$(0.02)	$0.20	$0.13	$0.37	$(0.03)	$(0.09)	$(1.12)
Diluted	$—	$(0.02)	$0.19	$0.12	$0.35	$(0.03)	$(0.09)	$(1.12)
Adjusted (1)	$1.46	$1.04	$0.53	$0.74	$0.57	$0.38	$0.05	$0.40

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results see “Non-IFRS Financial Measures”.

The sequential increase in revenue and gross profit from the second quarter of 2015 to the third quarter of 2015 was primarily driven by a sequential increase in the Legacy Pharmaceuticals Division’s revenue and gross profit of $18.2 million and $16.4 million, respectively. The increases in the Legacy Pharmaceuticals Division were offset by a decline in Orphan Drugs Division’s revenue and gross profit of $0.4 million and $0.3 million, respectively.

The increase in the Legacy Pharmaceuticals Division’s revenue and gross profit is primarily attributable to a full quarter of revenue and gross profit associated with the acquisition of the Portfolio from Covis described above, which closed on April 21, 2015. Total revenues and gross profit from the Portfolio in the three month period ended September 30, 2015 were $52.9 million and $48.7 million, respectively. Total revenues and gross profit from the Portfolio in the three month period ended June 30, 2015 were $38.7 million and $34.8 million, respectively. Additionally, Zonegran® revenues and gross profit increased between the second and third quarter of 2015 to account for the majority of the remaining increase in revenues and gross profit between the periods.

The sequential increase in operating income from the second quarter of 2015 to the third quarter of 2015 of $5.9 million is mainly the result of the increase in gross profit over the same period of $15.6 million described above. In addition, the following significant operating expense movements occurred from the second quarter of 2015 to the third quarter of 2015 impacting operating income:

•	A decrease in general and administrative expenses of $1.7 million is primarily due to a one time provision of $1.2 million taken during the second quarter of 2015 for a receivable balance in dispute, that was not repeated in the third quarter.

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•	A decrease in acquisition, restructuring and other expense of $3.4 million due to higher costs incurred in the second quarter associated with the closing of the Covis Acquisition.

•	An increase of stock based compensation of $1.1 million as a result of stock based compensation and RSU vesting that occurred during the quarter.

•	An increase in selling and marketing expense of $1.5 million which included the impact of increased costs associated with a third party outsourced sales and marketing services arrangement the Company put in place with respect to Donnatal® and Nilandron®.

•	An increase in impairment losses of $8.3 million due to the impairment of customer lists and goodwill associated with the SHD Division in the three months ended September 30, 2015.

•	In the second quarter of 2015 the change in fair value of contingent consideration included a $5.2 million gain associated with a reduction in the expected payments to be made under past purchase arrangements. This gain was not repeated in the third quarter of 2015.

The sequential increase in cash and cash equivalents from the second quarter of 2015 to the third quarter of 2015 of $534.9 million is mainly the result of $500.5 million net cash proceeds after underwriter commissions from the AMCo Offering described above under the Recent Events section, along with $44.8 million positive cash flows provided by operating activities during the three month period ended September 30, 2015, offset by $10.4 million of net other uses of cash from investing and financial activities.

The sequential increase in total assets from the second quarter of 2015 to the third quarter of 2015 is mainly the result of increase in cash and cash equivalents as described above. The remaining net change of $23.6 million is due to other minor changes in working capital and non-current asset balances.

The sequential increase in total liabilities from the second quarter of 2015 to the third quarter of 2015 of $52.3 million is mainly due to the $34.4 million mark to market fair value liability associated with foreign currency hedges entered into in connection with the AMCo Acquisition, a $16.3 million reduction to debt issuance costs due to accelerated accretion expense in the quarter and $1.6 million net increases of other current and long term liability balances.

The sequential increase in EBITDA and Adjusted EBITDA from the second quarter of 2015 to the third quarter of 2015 of $7.6 million and $16.2 million, respectively, are due to the following factors:

•	Total gross profit from the Portfolio acquired from Covis in the three month period ended September 30, 2015 was $48.7 million, resulting in an increase of $13.9 million of gross profit from the second quarter of $34.8 million.

•	A decrease in general and administrative expenses of $1.7 million is mainly due to a one time provision of $1.2 million taken during the second quarter of 2015 for a receivable balance in dispute, that was not recurring in the third quarter.

•	A decrease in acquisition, restructuring and other expense of $3.4 million due to higher costs incurred in the second quarter relates to the closing of the Covis Acquisition.

•	An offsetting increase in selling and marketing expense of $1.5 million which included the impact of increased costs associated with a third party outsourced sales and marketing services arrangement the Company put in place with respect to Donnatal® and Nilandron® within the Legacy Pharmaceuticals Division.

[13]

Results of Operations

The following table sets forth the consolidated results of operations of the Company for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2015	2014	2015	2014

Revenue	$94,913	$36,432	$208,862	$79,295
Cost of sales	8,566	4,496	19,716	12,904

Gross profit	86,347	31,936	189,146	66,391

Operating expenses
General and administrative	6,576	5,001	21,192	14,623
Selling and marketing	5,713	3,755	13,042	6,895
Research and development	2,338	2,921	8,130	6,270
Acquisition, restructuring and other	6,691	4,093	19,247	12,581
Share-based compensation	5,264	1,258	10,281	3,394
Exchange listing expenses	326	—	900	—
Amortization of intangible assets	14,429	580	34,689	1,740
Depreciation expense	75	40	203	90
Impairment loss	8,945	—	9,613	—
Change in fair value of purchase consideration	287	579	(5,937)	2,129

Total operating expenses	50,644	18,227	111,360	47,722

Operating income	35,703	13,709	77,786	18,669

Other income and expense
Interest and accretion expense	36,600	2,450	64,253	8,597
Foreign exchange loss (gain)	(42)	73	(324)	938
Realized loss on foreign exchange forward contract	—	—	5,126	—
Unrealized loss on foreign currency hedge contracts	5,487	—	5,487	—
Other expense (income)	(39)	(16)	361	92

Profit (loss) before tax	(6,303)	11,202	2,883	9,042

Income taxes
Current	554	1,287	1,029	2,502
Deferred	(2,465)	(620)	1,133	(1,332)

Net income (loss)	$(4,392)	$10,535	$721	$7,872

EBITDA (1)	$44,801	$14,272	$102,028	$19,469
Adjusted EBITDA (1)	$71,720	$20,259	$146,782	$38,603

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.

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Revenue and Gross Profit

The following table sets forth unaudited revenue and gross profit by operating segment for the three and nine months ended September 30, 2015 and 2014:

	Legacy Phamaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Total
Three months ended September 30, 2015
Revenue	$90,643	$2,362	$1,908	$94,913
Cost of sales (including royalties)	7,582	470	514	8,566

Gross profit	$83,061	$1,892	$1,394	$86,347

Three months ended September 30, 2014
Revenue	$29,222	$3,029	$4,181	$36,432
Cost of sales (including royalties)	2,992	779	725	4,496

Gross profit	$26,230	2,250	$3,456	$31,936

Nine months ended September 30, 2015
Revenue	$194,113	$8,242	$6,507	$208,862
Cost of sales (including royalties)	16,618	1,579	1,519	19,716

Gross profit	$177,495	$6,663	$4,988	$189,146

Nine months ended September 30, 2014
Revenue	$58,076	$7,377	$13,842	$79,295
Cost of sales (including royalties)	9,203	1,074	2,627	12,904

Gross profit	$48,873	6,303	$11,215	$66,391

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue for the three months ended September 30, 2015 was $90.6 million, compared to $29.2 million in the same quarter of the prior year, an increase of $61.4 million. The addition of the Portfolio acquired from Covis on April 21, 2015 drove an increase in revenue of approximately $52.9 million. The remainder of the increase over the prior year is due to Zonegran® revenues earned in the third quarter of 2015 as Zonegran® was only acquired on September 30, 2014, offset by total of other net revenue declines of $2.1 million.

Legacy Pharmaceuticals Division revenue for the nine months ended September 30, 2015 was $194.1 million, compared to $58.1 million during the same period in the prior year, an increase of $136.0 million. The additions of the Portfolio acquired from Covis, Donnatal®, and Zonegran® drove the increase in revenue over the corresponding period in the prior year. The increase was partially offset by revenue declines in Kapvay®, Orapred® and Ulesfia® in the first nine months of the current year.

Gross profit for the Legacy Pharmaceuticals Division for the three and nine months ended September 30, 2015 was $83.1 million and $177.5 million, respectively, compared to $26.2 million and $48.9 million for the three and nine months ended September 30, 2014. The increases over the prior year were primarily due to revenue growth in the division, with the acquisitions described above including the acquisition of Donnatal ® and Zonegran ® accounting for the majority of the increase.

Cost of sales (including royalties) for the Legacy Pharmaceuticals Division for the three and nine months ended September 30, 2015 were $7.6 million and $16.6 million, respectively, and reflect the costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties.

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Legacy Pharmaceuticals Division gross profit in the three months ended September 30, 2015 was 91.6% compared with 89.8% in the three month period ended September 30, 2014. The increase in gross profit percentage is primarily due to product mix driven by the additions of Zonegran® and the Portfolio acquired from Covis. Gross profit for the nine months ended September 30, 2015 was 91.4% compared to 84.2% for the same period in the prior year and reflects the growth in the business as a result of the acquisitions described above.

Orphan Drugs Division

Orphan Drugs Division revenue for the three months ended September 30, 2015 was $2.4 million, compared to $3.0 million during the same quarter of the prior year, a decrease of $0.6 million. Revenue for the Orphan Drugs Division mainly represents the sales of Photofrin®, lasers and fibers used in combination for treatment of certain kinds of cancer. The decline over the prior year was primarily driven by a slight decline in sales of Photofrin® outside of the United States and a reduction in distribution revenue in Europe from Ethyol®, which is no longer distributed by the Company.

Orphan Drugs Division revenue for the nine months ended September 30, 2015 was $8.2 million, compared to $7.4 million during the same period of the prior year, an increase of $0.8 million.

Cost of sales for the Orphan Drugs Division three months ended September 30, 2015 was $0.5 million, compared to $0.8 million in the same period of the prior year, due to decreased sales volumes.

Cost of sales for the Orphan Drugs Division nine months ended September 30, 2015 was $1.6 million, compared to $1.1 million during the same period in the prior year, with the prior year period impacted by a provision reversal of $0.4 million related to a take or pay provision which was no longer required.

Orphan Drug Division gross profits were $1.9 million and $2.3 million for the three months ended September 30, 2015 and 2014, respectively. Gross profit was 80.1% in the third quarter of 2015, compared to 74.3% in the same quarter of the prior year. The gross profit for Orphan Drugs Division in the third quarter of 2014 was negatively impacted by a Photofrin® inventory adjustment of $0.2 million and other minor costs in 2014.

Orphan Drug Division gross profits were $6.7 million and $6.3 million in the nine months ended September 30, 2015 and 2014, respectively. Gross profit was 80.8% for the first nine months ended September 30, 2015, compared to 85.4% during the same period in the prior year. As described above, the gross profit for Orphan Drugs Division in the nine month period ended September 30, 2014 benefited from the reversal of the take or pay provision described above.

Specialty Healthcare Distribution Division

Net revenues for the SHD Division declined by $2.3 million from $4.2 million in the three month period ended September 30, 2014 to $1.9 million in the three month period ended September 30, 2015. SHD Division revenues for the nine months ended September 30, 2015 declined by $7.3 million from $13.8 million in 2014 to $6.5 million in the nine months ended September 30, 2015. During 2015, the Company has been in the process of reviewing the business plan with respect to the segment and assessing alternative outcomes for the business. Management determined that the declines in revenue and gross profit are primarily the result of two of the Pharmacy Benefit Managers (“PBMs”), that the SHD Division contracted with, removing from their formularies certain generic diabetic testing products, which had been supplied by the SHD Division to its patient base. The resulting loss in revenue negatively impacted the performance of the SHD Division in the three quarters of 2015.

Costs of sales for the SHD Division for the three months ended September 30, 2015 and 2014 were $0.5 million and $0.7 million, respectively, and related to the cost of products, warehousing and freight. Cost of sales for the nine months ended September 30, 2015 and 2014 were $1.5 million and $2.6 million, respectively.

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SHD Division gross profits were $1.4 million and $3.5 million for the three months ended September 30, 2015 and 2014, respectively. Gross profit declined from 82.7% in the third quarter of 2014 to 73.1% in the third quarter of 2015. The decline in gross profit was primarily driven by product mix and a lower absorption of non-variable costs given the decline in revenue over the prior year.

SHD Division gross profits were $5.0 million and $11.2 million for the nine months ended September 30, 2015 and 2014, respectively. Gross profit declined from 81.0% in 2014 to 76.7% in 2015 primarily for the reasons noted above.

General and Administrative Expenses

General and administrative expenses reflect the costs related to salaries and benefits, professional and consulting fees, public company costs, transition services agreement expenses, travel, facility leases and other administrative expenditures.

General and administrative expenses increased from $5.0 million in the three months ended September 30, 2014 to $6.6 million in the three months ended September 30, 2015. The increase of $1.6 million is due to increased spending in the Legacy Pharmaceuticals Division of $1.2 million and increased spending at corporate of $1.4 million, partially offset by a decline in spending in the SHD Division of $1.0 million as the division has reduced expenditures following the loss of the two PBM contracts described above. The overall increase in general and administrative expenses was expected as the Company appropriately invests in infrastructure to support growth.

General and administrative expenses increased from $14.6 million in the nine months ended September 30, 2014 to $21.2 million during the nine months ended September 30, 2015. Increased spending in the Legacy Pharmaceuticals Division of $4.5 million and increased spending at corporate of $4.6 million, partially offset by a decline in spending in the SHD Division of $2.5 million, drove the increase of $6.6 million. Similar to that described above, the overall increase in general and administrative expenses during the first nine months of 2015 compared to the same period in the prior year was expected as the Company appropriately invests in infrastructure to support growth. In addition, the increase in spending in the Legacy Pharmaceuticals Division also included a provision of $1.2 million taken in the second quarter of 2015 against a trade receivable that is currently in dispute.

Selling and Marketing Expenses

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and selling of the Company’s portfolio of products across the Legacy Pharmaceuticals, Specialty Healthcare Distribution and Orphan Drugs divisions.

Selling and marketing expenses increased from $3.8 million in the three months ended September 30, 2014 to $5.7 million in the three months ended September 30, 2015. The increase of $1.9 million was mainly attributable to increased costs associated with a third party outsourced sales and marketing services arrangement the Company put in place during the third quarter of 2015 with respect to Donnatal®, and Nilandron®.

Selling and marketing expenses increased from $6.9 million in the nine months ended September 30, 2014 to $13.0 million in the nine months ended September 30, 2015. The increase of $6.1 million was mainly attributable to increased costs associated with a third party outsourced sales and marketing services arrangement the Company put in place during the third quarter in 2015 with respect to Donnatal® and Nilandron® and due to other planned selling and marketing initiatives in the Legacy Pharmaceuticals Division.

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Research and Development Expenses

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs in addition to quality assurance costs and regulatory compliance and drug safety costs (Pharmacovigilence) of the Company.

Research and development expenses decreased from $2.9 million in the three months ended September 30, 2014 to $2.3 million in the three months ended September 30, 2015. The decrease of $0.6 million was attributable to decreased spending in the Orphan Drugs Division of $0.9 million related to clinical trial phasing offset by an increase of $0.3 million of regulatory and other costs in the Legacy Pharmaceuticals Division as the Company grows its portfolio of legacy products.

Research and development expenses increased from $6.3 million in the nine months ended September 30, 2014 to $8.1 million in the nine months ended September 30, 2015. The increase of $1.8 million was due to expected increases of regulatory and other costs of $1.8 million in the Legacy Pharmaceuticals Division. The increases were similarly driven by the factors described above associated with growth in the Company’s portfolio of legacy products.

Share Based Compensation

The share based compensation expense in the three months ended September 30, 2015 was $5.3 million, an increase of $4.0 million over share based compensation expense of $1.3 million in the three months ended September 30, 2014. Share based compensation expense for the nine months ended September 30, 2015 was $10.3 million, an increase of $6.9 million over share based compensation expense of $3.4 million in the nine months ended September 30, 2014. The share based compensation expense relates to the fair value of share based option and RSU awards to employees, management and directors of the Company. The increases in expense over the prior year are reflective of additional share based option grants to management and the granting of RSUs to employees, management and directors during the quarter and year to date in 2015 compared to 2014. The long-term incentive plan of the Company was approved and implemented by the Board of Directors in 2014.

The fair value of stock options and RSUs is calculated using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate and the expected life of the options issued.

Acquisition, restructuring and other costs

Acquisition, restructuring and other costs were $6.7 million in the three months ended September 30, 2015 and included $5.1 million of transaction costs incurred in relation to the AMCo Acquisition, and $1.6 million in severance and other restructuring costs.

Acquisition, restructuring and other costs were $19.2 million in the nine months ended September 30, 2015 and included $5.1 million of transaction costs incurred in relation to the AMCo Acquisition, $6.7 million in legal and transaction advisory costs incurred primarily in relation to the Covis Acquisition, approximately $4.1 million related to special cash bonuses paid to certain employees in connection with the Covis Acquisition and $3.3 million in severance and other restructuring costs.

Acquisition, restructuring and other costs in the three and nine months ended September 30, 2014 were $4.1 million and $12.6 million, respectively and related to legal, accounting, advisory and professional fees directly incurred by the Company for the acquisitions of Donnatal® and Zonegran®.

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Exchange listing expenses

Exchange listing expenses of $0.3 million and $0.9 million were incurred during the three and nine month periods ended September 30, 2015, and included legal and listing fees associated with the Company’s listing on NASDAQ and the filing of a base shelf prospectus in Canada and a shelf registration statement in the U.S.

Interest Expense

Interest expense in the nine month period ended September 30, 2015 was $64.3 million and comprised of the following amounts by quarter:

•	Interest expense in the first quarter of 2015 was $8.6 million consisting primarily of interest of $2.5 million and accretion interest expense of $5.8 million incurred on the Amended and Restated GE Credit Facility and $0.3 million of other interest costs. In April 2015 as part of the financing related to the Covis Acquisition, the Company repaid the Amended and Restated GE Credit Facility upon closing of the Senior Notes and RBC Bank Facilities. As a result of the known early repayment of the Amended and Restated GE Credit Facility the Company recorded accelerated accretion expense in the first quarter of 2015, resulting in total accretion interest expense of $5.8 million.

•	Interest expense in the second quarter of 2015 was $19.0 million and included $15.4 million of interest and $1.1 million interest accretion expense on the Senior Notes and RBC Bank Facilities. The Company additionally recorded $1.4 million of accelerated accretion interest expense in the second quarter of 2015 as a result of the early repayment of the Amended and Restated GE Credit Facility and $1 million of other interest costs.

•	Interest expense in the third quarter of 2015 was $36.6 million and includes $19.9 million of interest and $0.4 of other interest costs. As a result of the repayment of the RBC Term Facility and replacement of credit facilities issued in connection with the AMCo acquisition, the Company accelerated the accretion of debt issuance costs related to the RBC Term Facility to October 21, 2015 resulting in an additional $16.3 of accretion recorded in the three months ended September 30, 2015.

Interest expense in the three months ended September 30, 2014 was $2.5 million related primarily to interest and accretion interest incurred on the $170 million term loan with GE Capital Canada Finance, Inc. which was outstanding at the time.

Interest expense in the nine months ended September 30, 2014 was $8.6 million. In the first quarter of 2014 the Company incurred interest and accretion expense of $4.7 million, which included minimum interest payments related to the early retirement of debt.

Change in Fair Value of Purchase Consideration

The change in the fair value of purchase consideration recorded during the three month period ended September 30, 2015 was a loss of $0.3 million due to expected movements in the fair value of the contingent consideration as a result of discounting the liability.

The change in the fair value of purchase consideration recorded during the nine month period ended September 30, 2015 was a gain of $5.9 million. The total gain included $2.5 million in reduction of an earn-out payable and $4.9 million in reduction of a note payable to the former owner of Global Medical Direct (the seller of the SHD Division assets), based on revised estimates of forecasts of EBITDA for the SHD Division. The gain is offset by an expense of $1.5 million primarily driven by the change in present value of contingent consideration due to previous owners of Pinnacle Biologics, Inc. (“Pinnacle”) for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®.

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The change in the fair value of purchase consideration during the three and nine month periods ended September 30, 2014 were losses of $0.6 million and $2.1 million, respectively. The expense is primarily driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®. During the nine month period ended September 30, 2014, the Company increased its estimated payment to Shionogi Inc. (“Shionogi”) for earn out payments related to quarterly sales of Kapvay® by $0.4 million.

Amortization of Intangible Assets

Amortization of intangible assets during the three and nine month periods ended September 30, 2015 was $14.4 million and $34.7 million and related to the amortization of acquired product rights, a customer list and intellectual property.

Amortization related to acquired product rights was $13.8 million and $33.0 million for the three and nine month periods ended September 30, 2015, respectively. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives. The Company did not record any amortization expense related to acquired product rights in the three and nine months ended September 30, 2014.

Amortization related to the customer list was $0.2 million and $0.5 million in three and nine months ended September 30, 2015, respectively. Amortization related to the customer list was $0.2 million and $0.5 million in three and nine months ended September 30, 2014, respectively. The customer list is amortized on a straight-line basis over the estimated useful life. As a result of continued assessment of intangible assets, during the three months ended September 30, 2015 the Company identified indicators of impairment with respect to the customer list primarily attributable to declining revenue and gross profit in its SHD Division. During 2015, the Company has been in the process of reviewing the business plan with respect to the segment and assessing alternative outcomes for the business. During the third quarter, declines in revenue and gross profit primarily as a result of two of the PBMs which the SHD Division contracted with removing from their formularies certain generic diabetic testing products, which had been supplied by the SHD Division to its patient base, were identified as impairment triggers. As a result, the Company has recorded a non-cash impairment of $1,690 representing the remaining net book value of the customer lists during the three months ended September 30, 2015.

Amortization related to intellectual property was $0.4 million and $1.2 million for the three and nine month periods ended September 30, 2015 and 2014, respectively. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years.

Foreign Exchange (Gain) Loss

Foreign exchange for the three and nine month periods ended September 30, 2015 were gains of $0.04 million and $0.3 million. The foreign exchange gains and losses can arise as a result of foreign exchange transactions in currencies other than the Company’s functional currency.

Loss on foreign exchange forward contracts

The realized loss on the foreign exchange forward contract of $5.1 million in the nine month period ended September 30, 2015 was the result of the Company entering into a foreign exchange forward contract in the first quarter of 2015 to purchase $244.9 million USD to mitigate the foreign currency risk associated with the Canadian dollar proceeds received from Covis Offering.

During the third quarter of 2015, the Company entered into foreign exchange contracts for £900 and €400 in connection with the AMCo Acquisition associated with expected cash flows denominated in GBP and Euro due on transaction close. The Company applied hedge accounting rules to these contracts and

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concluded they were effective foreign exchange hedge financial instruments. The objective of the hedges were to fix the foreign exchange rates between September 8, 2015 and the October 21, 2015 closing date. An ineffective portion of the foreign exchange contracts arises due to varying rates and alternative settlement dates associated with the contracts. The total mark to market adjustment related to these contracts amounted to $34.4 million as at September 30, 2015 and has been recorded as a financial current liability on the consolidated balance sheet. During the three month period ended September 31, 2015 an unrealized mark to market loss of $28.9 million for the effective portion of these contracts has been recorded in OCI and an unrealized mark to market loss of $5.5 million for the ineffective portion of these contracts relating to the deal contingent forward premium has been recorded in the statement of income (loss) and comprehensive income (loss). At the October 21, 2015 closing date of the AMCo Acquisition, the total fair value of the foreign exchange contracts was a net liability of $0.4 million.

Financial Position

The following table presents a summary of the Company’s financial position as at September 30, 2015 and December 31, 2014:

	As at	As at	Change
	September 30, 2015	December 31, 2014	$	%
Working capital	$712,696	$49,090	$663,606	1351.8%
Long-lived assets	1,662,940	508,048	1,154,892	227.3%
Other current liabilities	93,724	46,247	47,477	102.7%
Long-term liabilities	1,252,715	253,341	999,374	394.5%
Shareholders’ equity	1,029,197	257,550	771,647	299.6%

Working capital

Concordia defines working capital as current assets less accounts payable, accrued liabilities, provisions and royalties payable. The $663.6 million increase in working capital from December 31, 2014 to September 30, 2015 is primarily due to the following factors:

•	$500.5 million net proceeds after underwriter commissions from the AMCo Offering described under the Recent Events section above;

•	$47.7 million increase in accounts receivable primarily driven by growth in the Legacy Pharmaceuticals Division largely attributable to the acquisition of the Portfolio from Covis in April 2015;

•	$11.4 million increase in inventory primarily driven by inventory acquired as part of the Covis Acquisition;

•	$8.2 million increase in taxes recoverable;

•	$12.7 million increase in other current assets and prepaid expenses primarily driven by an increase in manufacturing deposits; and

•	$3.0 million decrease in royalties payable whereby the majority of royalty payments were paid by the end of September 30, 2015 compared with December 31, 2014.

Offset primarily by:

•	$8.0 million increase in accounts payable primarily in the Legacy Pharmaceuticals Division and related to liabilities with respect to the Portfolio acquired from Covis and payables to Eisai Inc. with respect to Zonegran®;

•	$34.1 million increase in accrued liabilities primarily driven by increased accrued interest and additional provisions in the Legacy Pharmaceuticals Division related to selling and marketing activities and trade liabilities; and

•	$9.8 million increase in provisions primarily driven by the expanded portfolio of assets in the Legacy Pharmaceuticals Division.

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Long-lived assets

Long-lived assets consist of fixed assets, intangible assets, goodwill and deferred taxes.

Fixed assets consist of computers, leasehold improvements and equipment. The net book value of fixed assets increased from $0.8 million as at December 31, 2014 to $1.6 million as at September 30, 2015. The increase of $0.8 million was primarily driven by leasehold improvements additions of $1.0 million offset by $0.2 million of depreciation.

Intangible assets consist of acquired product rights, customer lists, intellectual property and goodwill. Intangible assets increased from $470.2 million as at December 31, 2014 to $1.6 billion as at September 30, 2015. The increase was driven by the acquisition of the Portfolio from Covis which closed on April 21, 2015 partially offset by amortization and certain impairments of intangible assets described above.

Goodwill increased by $3.4 million in the nine month period ended September 30, 2015. The Company recorded $11.3 million of the goodwill as part of the Covis Acquisition on April 21, 2015. The increase was offset by a reduction in the carrying value of goodwill associated with the SHD Division, which was tested for impairment during the second and third quarters of 2015. The Company concluded that an impairment charge of $7.9 million during the nine month period ended September 30, 2015 was required based on the most recent forecast of the SHD Division.

Other current liabilities

Other current liabilities consist of dividend payable, taxes payable, the current portion of notes payable, long-term debt and purchase consideration payable.

Current income taxes recoverable were $8.2 million as at September 30, 2015, an increase of $21.5 million from the current tax payable balance of $13.3 million as at December 31, 2014. The change is comprised of instalments of tax paid during the nine month period ended September 30, 2015 and a current tax recovery recorded in respect of the same period, which recovery is due in large part to deductions that arise in connection with share based compensation which may be used to reduce current and prior years’ income taxes.

Current portion of notes payable decreased from $1.4 million at December 31, 2014 to nil in the third quarter of 2015. During the second quarter of 2015, the Company revised its forecast for Complete Medical Homecare, Inc. (“CMH”) expected revenues and costs associated with the business. As a result of this change in estimate, the value of the note payable was reduced to nil as no further payments are expected based on the forecasted EBITDA for CMH. The Company recorded an associated gain in the fair value of contingent consideration in the statement of income (loss) and comprehensive income (loss) in the second quarter.

Long-term obligations

Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, other liabilities and deferred taxes.

On April 21, 2015, the Company retired the Amended and Restated GE Credit Facility with the funds raised in connection with the Covis Acquisition. As a result, the Company paid off the remaining principal balances and accrued interest of $254.9 million. In connection with the Covis Acquisition, the Company entered into the RBC Credit Agreement with the Lenders. Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million which was comprised of the $125 million RBC Revolving Facility and the $575 million RBC Term Facility. The RBC Bank Facilities were secured by the assets of the Company and the assets of the Company’s material subsidiaries.

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As described in the Recent Events section above, the RBC Term Facility was repaid on October 21, 2015 with proceeds raised from financings undertaken in connection with the AMCo Acquisition. As a result of such repayment of the RBC Term Facility, all security interests in assets of the Company and the assets of the Company’s material subsidiaries were discharged and released.

In addition, on April 21, 2015, the Company closed a private offering of $735 million of 7.00% Senior Notes. The Senior Notes were priced at an issue price of 100% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes. The combined carrying value of the RBC Term Facility and Senior Notes as at September 30, 2015 was $1.3 billion.

Shareholders’ equity

Shareholders’ equity increased from $257.6 million as at December 31, 2014 to $1,029.2 million as at September 30, 2015. The increase of approximately $771.6 million is primarily related to:

•	$520 million in equity issued as part of the AMCo Acquisition financing (net proceeds of $500.5 million after underwriter commissions);

•	$284.5 million of net proceeds from equity issued as part of the financing for the acquisition of the Portfolio from Covis;

•	$16.0 million in net changes in equity for share based compensation expense and issuance of options and vesting of RSUs;

•	$0.7 million in net income for the nine month period ended September 30, 2015; and

•	$8.1 million in deferred taxes recognized in equity related to share based compensation.

Offset by:

•	$28.9 cumulative net loss on unrealized fair value adjustments to effective foreign currency hedge contracts;

•	$20.6 million share issuance costs incurred as part of the Covis Acquisition and AMCo Acquisition financings;

•	$7.9 million in dividends; and

•	$0.3 million of exchange differences on translation of foreign operations.

Liquidity and Capital Resources

Cash Flows

Concordia has an active program of cash management that includes managing cash earned from operations, and cash sourced from debt and equity financings for acquisitions. Management believes that cash flows from ongoing operations provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.

As at September 30, 2015, the Company held cash of $675.1 million and had an additional $125.0 million available from the RBC Revolving Facility, which provided further flexibility to meet any unanticipated cash requirements.

Liquidity risk is the risk that the Company will encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.

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In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Company’s board of directors (the “Board of Directors”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as income from operations.

The below table sets forth the Company’s net cash flows provided by and used in operating, investing and financing activities:

	For the nine months
	ended September 30,
	2015	2014

Net cash provided by (used in) operating activities	70,043	(10,321)
Net cash used in investing activities	(1,040)	(418)
Net cash provided by (used in) financing activities	563,630	(1,137)

Increase (decrease) in cash and cash equivalents	632,633	(11,876)

Unrealised foreign exchange gain in cash and cash equivalents	(269)	(78)
Beginning cash and cash equivalents	42,770	42,899

Ending cash and cash equivalents	675,134	30,945

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $70.0 million for the nine months ended September 30, 2015 and was primarily driven by operations of the Legacy Pharmaceuticals Division.

Adjustments to reconcile net income of $0.7 million to net cash flow from operating activities include:

•	$64.3 million related to interest and accretion expense;

•	$34.9 million of depreciation and amortization expense;

•	$9.6 million of impairment loss;

•	$10.2 million of share based compensation expense;

•	$5.1 million of fair value loss on a foreign exchange forward contract;

•	$2.2 million of income tax provision;

•	other non-cash items of $0.4 million; and

•	$2.2 million of income tax provision.

The above items are offset by:

•	$5.9 million gain related to a change in fair value of purchase consideration;

•	$0.4 million related to purchase consideration paid;

•	$15.8 million related to income taxes paid in cash during the year; and

•	net changes in operating assets and liabilities of $40.8 million.

Net cash used in operating activities was $10.3 million for the nine months ended September 30, 2014 and was primarily driven by net income after non-cash items offset by working capital movements primarily related to accounts receivable, provisions, accounts payable and accrued liabilities.

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Net Cash Used in Investing Activities

Net cash used in investing activities was $1.0 million and $0.4 million for the nine months ended September 30, 2015 and 2014 respectively, and was due to cash used to acquire certain fixed assets and software.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $563.6 million for the nine months ended September 30, 2015 and was primarily driven by:

•	$1.31 billion in net proceeds from RBC Credit Facilities;

•	$783.9 million in net proceeds from the issuance of common stock; and

•	$5.7 million in proceeds from the exercise of stock options;

Partially offset by:

•	$1.2 billion paid to acquire the Portfolio from Covis;

•	$262.2 million paid to retire the Amended and Restated GE Credit Facility;

•	$46.7 million deferred financing transaction costs incurred;

•	$15.1 million in cash interest paid;

•	$6.9 million in dividends paid; and

•	$5.1 million of loss on foreign exchange forward contract.

Net cash used in financing activities was $1.1 million for the nine months ended September 30, 2014 and was primarily due to $291.4 million paid for the acquisition of Donnatal® and Zonegran®, net proceeds from entering into of credit facilities in the amount of $265.0 million as well as by net proceeds from issuance of common stock of $57.0 million. Proceeds from the issuance of equity were partially used to retire a loan under a senior loan agreement entered into by Concordia Healthcare Inc. (“CHI”) and two loans under a subordinate loan agreement entered into by CHI plus accrued interest amounting to a combined $19.3 million. Other financing activities include transaction costs incurred of $8.6 million, proceeds from the exercise of stock options of $2.4 million, interest paid on credit facilities of $5.9 million and dividends paid of $3.9 million.

Indebtedness

Term, Bank and Credit Facilities

Concurrent with the closing of the Covis Acquisition, the Company entered into the RBC Credit Agreement dated April 21, 2015. Pursuant to the terms of the RBC Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) the RBC Revolving Facility in an aggregate principal amount of up to $125 million; and (ii) the RBC Term Facility in an aggregate principal amount of $575 million. The RBC Bank Facilities were secured by the assets of the Company and the assets of the Company’s material subsidiaries.

The RBC Term Facility was scheduled to mature on the seventh anniversary of the Covis Acquisition date (unless extended by the lenders under the RBC Term Facility) and the RBC Revolving Facility was scheduled to mature on the fifth anniversary of the Covis Acquisition date (unless extended by the lenders under the RBC Revolving Facility). The RBC Term Facility carried a variable interest rate with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the RBC Credit Agreement, calculated annually. Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table.

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As described under the Recent Events section above, the RBC Term Facility was repaid on October 21, 2015 with the proceeds raised from financings undertaken by the Company in connection with the AMCo Acquisition.

Senior Notes due 2023

In connection with the Covis Acquisition, Concordia also closed a private offering of $735 million of its 7.00% Senior Notes due 2023. The Senior Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

Notes Payable

As part of the consideration for the acquisition of the Global Medical Direct assets on October 25, 2013, the Company issued notes payable that have a fair value of $5.3 million as at December 31, 2014 and nil as at September 30, 2015. The notes are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments using a market representative interest rate at the time of issuance of 12% per annum. Principal repayments are due subject to the achievement of certain EBITDA thresholds by the SHD Division a subsidiary of the Company. Based on the most recent forecast of EBITDA for the SHD Division, the Company reduced the note payable liability to nil and recorded an associated gain in the fair value of contingent consideration in the statement of income (loss) for the nine month period ended September 30, 2015.

Non-Contingent Purchase Consideration

As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1 million, with the first payment due and paid on December 31, 2014. The obligation is subordinated and is not subject to interest. The Company has recorded an obligation of $5.3 million as at September 30, 2015, which represents the present value of required payments using a market representative interest rate of 15% at the time of the acquisition of Pinnacle.

Contractual Obligations

The following table summarizes Concordia’s material contractual obligations as at September 30, 2015:

As at September 30, 2015	Total	2015	2016	2017	2018	2019 Thereafter
Finance lease obligation	49	11	31	7	—	—	—
Operating leases	7,186	453	1,767	1,702	1,597	1,555	112
Non-contingent purchase consideration	9,000	1,000	1,000	1,000	1,000	1,000	4,000
Long-term debt	1,308,563	1,437	53,270	89,636	5,750	5,750	1,152,720

Total contractual obligations	$1,324,798	$2,901	$56,068	$92,345	$8,347	$8,305	$1,156,832

Note that subsequent to the end of the third quarter of 2015, the Company’s obligations have changed as a result of the AMCo Acquisition and related financing as described under the Recent Events section above.

Related Party Transactions

The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $0.03 million during the nine months ended September 30, 2015 and $0.08 million during the nine months ended September 30, 2014.

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Purchase Consideration Payable

Following the closing of the acquisition of Kapvay®, Orapred® and Ulesfia® from Shionogi (the “Shionogi Transaction”), as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate. In the three months ended September 30, 2015, the Company made a payment of $0.4 million to Shionogi and wrote off the remaining amount of contingent liability.

As part of the consideration for the acquisition of certain assets from Global Medical Direct and affiliated entities (“Global Transaction”), the Company is obligated to pay an additional earn-out payment of up to $4.0 million payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of the SHD Division, exceeds $7.0 million for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of the SHD Division for the preceding year multiplied by 14.285714%. The number of common shares to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the Company’s common shares on the Company’s principal trading market. The aggregate earn-out payments are subject to a $4.0 million cap. Based on the most recent forecast of EBITDA for the SHD Division, the Company reduced the earn-out liability by $1.1 million in the first quarter of 2015 and wrote off the remaining amount in the second quarter of 2015. The Company recorded an associated gain in the fair value contingent consideration in the statement of income (loss) during the nine month period ended September 30, 2015

As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5.0 million based on the achievement of certain milestones related to clinical trials. The Company made a payment in the fourth quarter of 2014 of $0.5 million related to this contingent obligation. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25.0 million over the 10 calendar years following the Company’s acquisition of Pinnacle. The fair value of these obligations as at September, 2015 and December 31, 2014 is $19.0 million and $17.1 million, respectively.

Contingencies

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired as part of the Shionogi Transaction at certain prescribed rates. These royalties are payable on a quarterly basis.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims.

On February 9, 2015, the Company and its subsidiary, CPI, received a civil investigative demand (“CID”) from the United States Federal Trade Commission (the “FTC”) regarding its attention deficit hyperactivity disorder product Kapvay®. The CID was a request for documents and information relating to CPI’s agreements with Par Pharmaceutical, Inc. (“Par”) with respect to Kapvay® (the “Par Agreements”). While the Company maintains that the Par Agreements were lawful, the Company and CPI have entered into a settlement agreement with the FTC. The settlement agreement with the FTC does not constitute an admission by CPI or the Company that they have violated the law. Under the terms of the settlement agreement, CPI will be prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Company from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Company and CPI will also be subject to standard antitrust compliance and reporting requirements. On October 20, 2015, the FTC accorded final approval to the settlement agreement.

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On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition by CPI of the Covis Portfolio under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. On October 23, 2015, the Company received an invoice from this former financial advisor in the amount of approximately $26 million, with respect to the Company’s acquisition of AMCo on October 21, 2015. On November 2, 2015, the financial advisor amended its statement of claim, claiming that it is entitled to the invoiced amount in respect of the Company’s acquisition of AMCo. The Company disputes that these amounts are owing and intends to vigorously defend this matter.

Off Balance Sheet Arrangements

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years. The Company also has operating leases for office equipment. On February 19, 2015, the Company entered into an aircraft lease agreement to use and operate an aircraft for business travel purposes. The term of the lease is 5 years and the annual lease payment is $1.02 million. In addition, on the same day, the Company entered into an aircraft management and operating agreement for a term of one year (with the term being extended automatically for additional one-year periods in the event neither party gives the other party notice of termination at any point 60 days prior to the expiry of the current term), which includes fixed and variable payments. The fixed portion of the aircraft management and operating agreement is $0.62 million per annum. There are no other off balance sheet arrangements as at September 30, 2015.

Non IFRS Financial Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of EBITDA, Adjusted EBITDA and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

EBITDA

EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including costs associated with acquisitions, restructuring, and other related costs, exchange listing expenses on the TSX and NASDAQ, non-recurring gains/losses, non-cash items such as realized / unrealized gains / losses on derivative

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instruments, share based compensation, change in fair value of purchase consideration, impairment loss, other income expenses and realized / unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

The table below sets forth the reconciliation of net income to EBITDA and to Adjusted EBITDA for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Net Income (loss)	$(4,392)	$10,535	$721	$7,872

Interest and accretion expense	36,600	2,450	64,253	8,597
Income Taxes	(1,911)	667	2,162	1,170
Depreciation expense	75	40	203	90
Amortization of intangible assets	14,429	580	34,689	1,740

EBITDA	$44,801	$14,272	$102,028	$19,469

Acquisition, restructuring and other	6,691	4,093	19,247	12,581
Share-based compensation	5,264	1,258	10,281	3,394
Change in fair value of purchase consideration	287	579	(5,937)	2,129
Impairment loss	8,945	—	9,613	—
Exchange listing expenses	326	—	900	—
Foreign exchange loss (gain)	(42)	73	(324)	938
Realized loss on foreign exchange forward contract	—	—	5,126	—
Unrealized loss on foreign currency hedge contracts	5,487	—	5,487	—
Other expense (income)	(39)	(16)	361	92

Adjusted EBITDA	$71,720	$20,259	$146,782	$38,603

Adjusted EPS

Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for one-time charges including costs associated with acquisitions, restructuring and related costs, exchange listing expenses on the TSX and NASDAQ, non-recurring gains / losses, non-cash items such as realized / unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, realized / unrealized gains / losses related to foreign exchange, accelerated accretion expense, the tax impact of the above and other non-recurring items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

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Outstanding Share Data

	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013

Weighted average number of fully diluted shares	35,248,353	33,950,472	30,584,951	30,439,316	30,127,443	27,826,313	21,588,635	10,389,617

Net income (loss)	(4,392)	(555)	5,668	3,718	10,535	(827)	(1,836)	(7,083)

Adjustments:
Share-based compensation	5,264	4,120	897	1,090	1,258	1,380	756	426
Exchange listing expenses	326	574	—	—	—	—	—	2,404
Acquisition, restructuring and other	6,691	10,118	2,438	940	4,093	8,314	174	3,692
Depreciation	75	72	56	41	40	16	34	4
Amortization	14,429	15,055	5,205	9,299	580	580	580	120
Impairment loss	8,945	668	—	—	—	—	—	—
Change in fair value of purchase consideration	287	(4,942)	(1,282)	500	579	983	567	—
Change in fair value of derivative warrants	—	—	—	—	—	—	—	4,648
Foreign exchange loss (gain)	(42)	127	(409)	(242)	73	—	865	116
Realized loss on foreign exchange forward contract	—	7,675	(2,549)	111	(16)	113	(5)	(148)
Unrealized loss on foreign currency hedge contracts	5,487	—	—	—	—	—	—	—
Accelerated accretion expense	16,251	2,541	5,815	—	—	—	—	—

Tax adjustment	(1,885)	(39)	460	6,998	(48)	(66)	(8)	—

Adjusted net income	51,436	35,414	16,299	22,455	17,094	10,493	1,127	4,179

Adjusted EPS - diluted	$1.46	$1.04	$0.53	$0.74	$0.57	$0.38	$0.05	$0.40

The authorized capital of the Company consists of an unlimited number of common shares. As at September 30, 2015 and November 12, 2015, the Company had, respectively, 42,346,876 and 50,886,876 common shares issued and outstanding. As at September 30, 2015 and November 12, 2015, there were, respectively, 1,309,985 and 1,309,985 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.

As at September 30, 2015 and November 12, 2015, the Company had, respectively, 226,551 and 225,388 unvested RSUs outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant annual filings have been disclosed by the Company.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in a control system, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of

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future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.

Internal Controls over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company, that the ICFR have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the Company has disclosed any change in its internal controls during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its ICFR.

The design of the Company’s ICFR were evaluated by Management in accordance with NI 52-109, as at September 30, 2015.

Assessment of DC&P and ICFR

Based on the evaluation of the Company’s DC&P and ICFR as at September 30, 2015, the CEO and CFO concluded that the Company’s DC&P and ICFR were effective.

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